UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006

Live Fire Tests and Demonstrations

BRISBANE, AUSTRALIA – 4 March 2005 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX).

Metal Storm Limited today released the following statement which will be published in the CEO Corner section of the company website later today. The company website address is www.metalstorm.com.

Live Fire Tests & Demonstrations

The company has previously advised that it would be conducting live fire tests and demonstrations of its 40mm weapons systems in the US at this time. The following is an update on the status of those plans.

The Metal Storm Engineering Team has now completed preliminary equipment which included multiple live firing tests in various configurations of the 4 barrel Metal Storm 40mm gun system.  The team is very pleased with the consistent performance of the system which utilises a specially designed mount to be integrated with small robotic platforms.  The following graphic shows the
Metal Storm 40mm gun and mount that will be used in the demonstration.

On March 1 the Metal Storm technical crew relocated to the demonstration area finalise preparations for the live firing demonstrations which are scheduled to take place next week.

Weather conditions in the area are currently poor with over 6 inches of snow, some delays or alterations to the demonstration program are possible.

Results of the test firings and demonstrations will be made available when the program is concluded. Some information can only be released once approval has been obtained from other parties involved in the program. Our current expectation is that we will be in a position to release relevant information before the end of March.

David Smith
CEO
Metal Storm Limited

         Company Contact:  Media Contact:
 Ian Gillespie  Jamin Smith
Metal Storm Limited   Phillips Group
TEL: 07 3221 9733  TEL: 07 3230 5000
msau@metalstorm.com     jsmith@philipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 8, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary